Exhibit 99.1

FANGDD ANNOUNCES CHANGE OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHENZHEN, China, August 1, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), today announced that the audit committee of the Company’s board of directors approved, on July 29, 2022, the dismissal of KPMG Huazhen LLP (“KPMG”) and the engagement of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2022.

The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2021 and the subsequent interim period through July 29, 2022, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that as of December 31, 2020 and 2021, the Company did not maintain effective internal control over financial reporting due to one material weakness identified relating to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the U.S. Securities and Exchange Commission.

During the two fiscal years ended December 31, 2021 and the subsequent interim period through July 29, 2022, neither the Company nor anyone on its behalf has consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Audit Alliance that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with KPMG and Audit Alliance to ensure a seamless transition. The Company would like to express its sincere gratitude to KPMG for its professionalism and quality of services rendered to the Company over the past years.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com